NO ACT

DC
PE
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023939

January 31, 2008

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2008

Re: Safeway Inc.
Incoming letter dated January 9, 2008

Dear Ms. Wilkinson:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to Safeway by Nick Rossi. We also have received a letter on the proponent's behalf dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

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January 9, 2008

RECEIVED
2008 JAN 10 PM 4:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2008 Annual Meeting: Omission of Shareholder Proposal by Nick Rossi Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). Mr. Nick Rossi, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) a copy of the Proponent's faxed letter submitting the Proposal (attached as Exhibit A), (c) a copy of Safeway's Restated Certificate of Incorporation, as amended (attached as Exhibit B), (d) a copy of Safeway's Amended and Restated By-Laws (attached as Exhibit C), (e) copies of correspondence between the Proponent and Safeway, following the submission of the Proposal, in chronological order (attached as Exhibit D), and (f) a copy of a legal opinion letter from Richards, Layton & Finger (the "Delaware Law Opinion") (attached as Exhibit E). By a copy of this submission, we notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2008 Proxy Materials with the Commission.

The Proposal.

On November 22, 2007, Safeway received a faxed letter from the Proponent that contains the following proposal:

> "RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2008 Proxy Materials.

Reasons That the Proposal May be Omitted from Safeway's 2008 Proxy Materials

1. Rule 14a-8(i)(10) -- The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it is substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Hewlett-Packard Company* (December 11, 2007); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *The Talbots Inc.* (April 5, 2002); and *Masco Corp.* (March 29, 1999).

The Proposal asks the Board of Directors of Safeway to "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See* Exhibit A. However, there is currently no restriction on the shareholder right to call a special meeting in Safeway's bylaws and other governing documents as compared to the standard allowed by applicable law. Safeway is incorporated in the State of Delaware and

[1] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

Section 211(d) of the Delaware General Corporation Law (the "DGCL") addresses the "standard allowed by applicable law" on calling a special meeting. Section 211(d) of the DGCL provides, "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Article VIII of Safeway's Restated Certificate of Incorporation, as amended ("Charter"), provides:

> "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote."

See Exhibit B. Additionally, Section 6 of Safeway's Amended and Restated By-Laws ("By-Laws") provides:

> "Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of incorporation, may be called by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote."

See Exhibit C. The "essential objective" of the Proposal is to amend Safeway's By-Laws and other governing documents "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." *See* Exhibit A. In other words, the Proposal requests that the provisions of state law governing a shareholder's right to call a special meeting should apply without the imposition of any additional restrictions or limitations on that right by Safeway's By-Laws and other governing documents. However, Section 211(d) of the DGCL, which sets the "standard allowed by applicable law," provides that any shareholder right to call a special meeting may be created in and authorized by the corporation's certificate of incorporation or bylaws. Safeway's Charter and By-Laws each create and authorize a shareholder right to call a special meeting upon the request of stockholders owning a majority of the outstanding capital stock of Safeway entitled to vote. Because Section 211(d) of the DGCL neither provides for nor restricts a shareholder right to call a special meeting other than as provided in a company's certificate of incorporation or bylaws, Safeway's Charter and By-Laws do not contain restrictions as compared to the "standard allowed by applicable law." In fact, Safeway's Charter and By-Laws are entirely consistent with the "standard allowed by applicable law." Therefore, the Proposal is already substantially implemented and the "essential objective" of the Proposal as stated has been addressed.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(10) because it is substantially implemented.

2. Rule 14a-8(i)(3) and Rule 14a-9 -- Assuming, *arguendo*, that the Proposal is deemed not to be substantially implemented, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that the Board of Directors of Safeway "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See* Exhibit A. As discussed above, because Section 211(d) of the DGCL neither provides for nor restricts a shareholder right to call a special meeting other than by what is allowed in a corporation's certificate of incorporation or bylaws, Safeway believes that the Proposal is already substantially implemented in that there is currently no restriction on the shareholder right to call a special meeting in Safeway's Charter or By-Laws, compared to the standard allowed by applicable law on calling a special meeting. If this is not the case, and if the Proposal is adopted, then Safeway will not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The supporting statement contained in the Proposal states, "[i]f shareholders cannot call special meetings, management may become insulated and investor returns may suffer." *See* Exhibit A. As discussed above, Safeway shareholders already have a right to call special meetings pursuant to Safeway's Charter and By-Laws. *See* Exhibit B and Exhibit C. The supporting statement contained in the Proposal also states, "[s]hareholders should have the ability to call a special meeting, without the restriction added by our bylaws, when they think a matter is sufficiently important to merit expeditious consideration." *See* Exhibit A. Safeway's Charter and By-Laws do require that shareholder requests for a special meeting come from shareholders owning a majority of the outstanding capital stock entitled to vote. Is the Proposal requesting that the threshold of capital stock ownership required for shareholders to call a special meeting be reduced? If so, what new threshold does the Proposal require? Is the Proposal requesting that there be no threshold of capital stock ownership required, with the result that a single shareholder who owns one share of Safeway capital stock be allowed to call a special meeting?

Because the Proposal is substantially vague and indefinite, it is very likely that Safeway and its shareholders would interpret the Proposal differently and would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Some shareholders may believe that the Proposal requires no further action from Safeway because its

Charter and By-Laws are no more restrictive than the applicable law is with respect to a shareholder right to call a special meeting. Other shareholders may believe that the Proposal requires Safeway's Charter and By-Laws to be amended to allow a single shareholder, who owns one share of Safeway capital stock, to have the right to call a special meeting. Other shareholders may believe that the Proposal requires Safeway's Charter and By-Laws to be amended to reduce the threshold of capital stock ownership required for shareholders to call a special meeting to any variety of different thresholds between 0% and 50%. It is very possible that a shareholder voting in favor of the Proposal, who believes it requires that Safeway's Charter and By-Laws be no more restrictive than Delaware law with respect to a shareholder right to call a special meeting, would not have voted in favor of the Proposal if it, in fact, requires Safeway's Charter and By-Laws to be amended to allow a single shareholder, who owns one share of Safeway capital stock, to have the right to call a special meeting at any time. If the Proposal is included in the 2008 Proxy Materials and adopted, the actions taken by Safeway to implement the Proposal could be, and likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

Based on the foregoing, if the Staff does not concur that Safeway may exclude the Proposal under Rule 14a-8(i)(10) because it is substantially implemented, then Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

3. Rule 14a-8(i)(2) and Rule 14a-8(i)(6) -- Assuming, *arguendo*, that implementation of the Proposal would require an amendment to the By-Laws, or both the By-Laws and the Charter, the Proposal may be excluded pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) as beyond the power and authority of Safeway to implement because implementation would violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement the proposal. For the reasons set forth below and in the Delaware Law Opinion attached as Exhibit E, Safeway believes that implementation of the Proposal is beyond the power and authority of the Board of Directors of Safeway because implementation would cause Safeway to violate the DGCL.

The Proposal requests that the Board of Directors of Safeway "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See* Exhibit A. Pursuant to Section 109(b) of the DGCL, the bylaws of a corporation "may contain any provision, not inconsistent with law or with the certificate of incorporation. . . ." As noted above, Article VIII of Safeway's Charter provides:

> "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders

owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote."

See Exhibit B. Section 6 of Safeway's By-Laws is consistent with Article VIII of the Charter. *See* Exhibit C. Given that the Charter does not allow stockholders holding less than 50% of the outstanding capital stock of Safeway to call a special meeting, if implementation of the Proposal would require Safeway to amend the By-Laws to remove, or reduce, the 50% ownership requirement relating to the stockholders' right to call a special meeting contained in the By-Laws, then such an amendment to the By-Laws would create an inconsistency between the By-Laws and the Charter and would cause Safeway to violate Section 109(b) of the DGCL.

Perhaps recognizing that an amendment to the By-Laws would cause the By-Laws to be inconsistent with the Charter, the Proposal requests that "any other appropriate governing documents" also be amended "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See* Exhibit A. Given that the Charter is a "governing document," it appears that the Proposal could be requesting that the Board of Directors of Safeway amend both the By-Laws and the Charter which, for the reasons set forth below and in the Delaware Law Opinion attached as Exhibit E, would not be within the power and authority of the Board of Directors.

Pursuant to Section 242(b) of the DGCL, in order for a company to amend its certificate of incorporation, the board of directors must adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting of the stockholders at which stockholders owning a majority of the outstanding stock entitled to vote must approve the amendment. As noted in the Delaware Law Opinion, the Board of Directors cannot unilaterally amend the Charter. Any attempt by the Board of Directors to unilaterally amend the Charter would violate Section 242(b) of the DGCL. As a result, it is not within the power and authority of the Board of Directors to unilaterally amend the Charter "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

The Staff has regularly granted no-action relief to other registrants under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) when a proposal requests that the board of directors take actions that are not authorized by the laws governing the company. *See, e.g., Noble Corporation* (January 19, 2007) (proposal requesting that the board of directors amend the articles of association excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated Cayman Islands law); *Xerox Corporation* (February 23, 2004) (proposal requesting that the board of directors amend the certificate of incorporation excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated New York law); and *Burlington Resources Inc.* (February 7, 2003) (proposal requesting that the board of directors amend the certificate of incorporation excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated Delaware law).

Implementation of the Proposal would require the Board of Directors of Safeway to either amend the By-Laws in a way that is inconsistent with the Charter, which would violate Section 109(b) of the DGCL, or amend the By-Laws and unilaterally amend the Charter, which would violate Section 242(b) of the DGCL. Therefore, it is beyond the power and authority of the Board of Directors to implement the Proposal because implementation would violate the DGCL.

Based on the foregoing, and on the Delaware Law Opinion, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) as beyond the power and authority of Safeway to implement because implementation would violate Delaware law.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Nick Rossi
Mr. John Chevedden
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

EXHIBIT A

Nick Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. Steven A. Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Rd
Pleasanton CA 94588

Rule 14a-8 Proposal

Dear Mr. Burd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi Oct 5 07

cc: Robert Gordon <Robert.Gordon@safeway.com>
Corporate Secretary
PH: 925 467-3000
FX: 925 467-3321
FX: 925-467-3323
Willie C. Bogan <willie.bogan@safeway.com>
Senior Corporate Counsel
(925) 467-3912 Direct Dial
(925) 467-3214 Fax

[SWY: Rule 14a-8 Proposal, November 22, 2007]

3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting, without the restriction added by our bylaws, when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- The Corporate Library believes our company would benefit from a transition to a greater emphasis on performance-based executive pay.
- We did not have an independent board chairman.
- Plus our lead director, Mr. Hazen had 17-years director tenure (indepdence concern) and served on our executive pay committee responsible for our "High Concern" in executive pay rating noted above.
- Mr. Hazen also chaired our nomination committee.
- Mr. MacDonnell had 21-years director tenure (indepdence concern) and served on our audit committee and executive pay committee.
- After three years trenure Mr. Gyani owns zero stock – Commitment concern.
- We do not have the right to cumulative voting.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –

Yes on 3

Notes:

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

900055071

FILED
9 Am
FEB 23 1990
[signature]
SECRETARY OF STATE

RESTATED CERTIFICATE OF INCORPORATION

OF

SAFEWAY STORES, INCORPORATED

Safeway Stores, Incorporated, a corporation existing under the laws of the State of Delaware, which was originally incorporated under the name SSI Holdings Corporation on July 23, 1986 (the "Corporation"), does hereby certify:

FIRST: That the Certificate of Incorporation of the Corporation is hereby amended and restated to read as follows:

ARTICLE I

The name of the Corporation is Safeway Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 32 Loockerman Square, Suite L-100, in the City of Dover, County of Kent. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000) consisting of Three Hundred Million (300,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and Ten Million (10,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, and qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors consisting of not less than 6 directors nor more than 12 directors, the exact number of directors to be determined from time to time by resolution adopted by the Board of Directors. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 1991 annual meeting of stockholders; the term of the initial Class II directors shall terminate on the date of the 1992 annual meeting of stockholders; and the term of the initial Class III directors shall terminate on the date of the 1993 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1991, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

ARTICLE VI

Any or all of the directors of the Corporation may be removed from office at any time, either with or without cause, by the affirmative vote of stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote.

ARTICLE VII

Elections of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall otherwise provide.

ARTICLE VIII

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote.

ARTICLE IX

The officers of the Corporation shall be chosen in such a manner, shall hold their offices for such terms and shall carry out such duties as are determined by the Board of Directors, subject to the right of the Board of Directors to remove any officer or officers at any time with or without cause.

ARTICLE X

A. The Corporation shall indemnify to the full extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors or officers may be entitled by law. No amendment or repeal of this Section A of Article X shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

B. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL, or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Section B of this Article X shall apply to or have any effect on the liability or alleged liability of any director of the

Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

C. In furtherance and not in limitation of the powers conferred by statute:

(i) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of law; and

(ii) the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

ARTICLE XI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend or rescind the Bylaws of the Corporation. In addition, the Bylaws of the Corporation may be adopted, repealed, altered, amended, or rescinded by the affirmative vote of a majority of the outstanding stock of the Corporation entitled to vote thereon.

ARTICLE XII

The Corporation reserves the right to repeal, alter amend, or rescind any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

SECOND: That this Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Safeway Stores, Incorporated has caused its corporate seal to be hereunto affixed and this Restated Certificate of Incorporation to be signed by Peter A. Magowan, its President, and attested by Bernat Rosner, its Secretary, this 22nd day of February, 1990.

SAFEWAY STORES, INCORPORATED

Peter A. Magowan

Peter A. Magowan

ATTEST:

Bernat Rosner

Bernat Rosner

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/14/1996
960139629 - 2096948

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
SAFEWAY INC.

SAFEWAY INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That, by written consent of the Board of Directors of said corporation as of February 28, 1996, a resolution was duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing its officers to submit said amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Corporation's Restated Certificate of Incorporation be amended to read as follows, subject to the required consent of the stockholders of the Corporation:

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Seven Hundred Seventy Five Million (775,000,000), consisting of Seven Hundred Fifty Million (750,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and Twenty Five Million (25,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, and qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware.

SECOND: That, thereafter, at the Annual Meeting of the stockholders of said corporation, the necessary number of shares required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SAFEWAY INC. has caused this certificate to be signed by Steven A. Burd, its President, and attested by Michael C. Ross, its Secretary, this 14th day of May, 1996.

SAFEWAY INC.

By: [signature]
Steven A. Burd
President

ATTEST:

[signature]
Michael C. Ross
Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 03:50 PM 11/01/1996
960319648 – 2096948

RICHARDS LAYTON R1

S [illegible] 002
T [illegible] O
A [illegible] I
N [illegible] D
P [illegible]
BY Pauline L. Fry

CERTIFICATE OF OWNERSHIP AND MERGER

OF

SAFEWAY U.S. HOLDINGS, INC.

a Delaware corporation

WITH AND INTO

SAFEWAY INC.

a Delaware corporation

(Pursuant to Section 253 of the General Corporation Law of the State of Delaware)

SAFEWAY INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

1. That the Corporation owns all of the outstanding shares of capital stock of Safeway U.S. Holdings, Inc., a Delaware corporation ("Safeway U.S. Holdings").

2. That the Board of Directors of the Corporation determined to merge Safeway U.S. Holdings with and into the Corporation pursuant to Section 253 of the Delaware General Corporation Law and adopted the following resolutions as of November 1, 1996:

> WHEREAS, the Corporation owns all of the issued and outstanding shares of capital stock of Safeway U.S. Holdings, Inc., a Delaware corporation ("Safeway U.S. Holdings"); and
>
> WHEREAS, it is deemed to be advisable and in the best interests of the Corporation that the Corporation merge into itself Safeway U.S. Holdings;
>
> NOW, THEREFORE, BE IT RESOLVED, that the Corporation merge Safeway U.S. Holdings, its wholly-owned subsidiary corporation, into itself and that the Corporation assume all of Safeway U.S. Holdings' obligations pursuant to Section 253 of the Delaware General Corporation Law, such merger to be effective at midnight, Pacific time, on November 2, 1996;
>
> RESOLVED FURTHER, that, by virtue of the merger and without any action on the part of the holder thereof, each issued and outstanding share of capital stock of Safeway U.S.

Holdings immediately prior to the effective time of the merger shall be cancelled and no consideration issued in respect thereof;

RESOLVED FURTHER, that, by virtue of the merger and without any action on the part of the holders thereof, each issued and outstanding share of capital stock of the Corporation immediately prior to the effective time of the merger shall remain unchanged and continue to be such issued and outstanding share of capital stock of the Corporation;

RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, on behalf of the Corporation, to prepare a Certificate of Ownership and Merger setting forth these resolutions to merge Safeway U.S. Holdings into the Corporation, to cause said Certificate of Ownership and Merger to be filed with the Secretary of State of the State of Delaware, and to execute such other documents and take such other actions as such officer or officers shall deem necessary, appropriate or advisable to effect the transactions contemplated by these resolutions; and

RESOLVED FURTHER, that any and all actions heretofore taken by any officer or director of the Corporation and any and all agreements or other documents executed on behalf of the Corporation by an officer or director of the Corporation in connection with the merger of Safeway U.S. Holdings with and into the Corporation be, and they hereby are, ratified, confirmed and approved in all respects.

This Certificate of Ownership and Merger shall become effective at midnight, Pacific time, on November 2, 1996.

IN WITNESS WHEREOF, SAFEWAY INC. has caused this certificate to be signed by Richard A. Wilson, its Vice President, this 1st day of November, 1996.

[Name] Richard A. Wilson
[Title] Vice President

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/12/1998
981181630 – 2096948

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
SAFEWAY INC.

SAFEWAY INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That, by written consent of the Board of Directors of said corporation as of March 10, 1998, a resolution was duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing its officers to submit said amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Corporation's Restated Certificate of Incorporation be amended to read as follows, subject to the required consent of the stockholders of the Corporation:

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Billion Five Hundred Twenty Five Million (1,525,000,000), consisting of One Billion Five Hundred Million (1,500,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and Twenty Five Million (25,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, and qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware.

SECOND: That, thereafter, at the Annual Meeting of the stockholders of said corporation, the necessary number of shares required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SAFEWAY INC. has caused this certificate to be signed by Steven A. Burd, its President, and attested by Michael C. Ross, its Secretary, this 12th day of May, 1998.

SAFEWAY INC.

By: [signature]
Steven A. Burd
President

ATTEST:

[signature]
Michael C. Ross
Secretary

CERTIFICATE OF OWNERSHIP AND MERGER
OF
SAFEWAY INC.

SAFEWAY INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

1. That the Corporation owns all of the outstanding shares of capital stock of Safeway Warehouse, Inc., a Delaware corporation.

2. That the Board of Directors of the Corporation determined to merge into itself Safeway Warehouse, Inc. pursuant to Section 253 of the Delaware General Corporation Law and adopted the following resolutions as of July 1, 1998:

> WHEREAS, the Corporation owns all of the issued and outstanding shares of capital stock of Safeway Warehouse, Inc., a Delaware corporation ("Safeway Warehouse"); and
>
> WHEREAS, it is deemed to be advisable and in the best interests of the Corporation that the Corporation merge into itself Safeway Warehouse;
>
> NOW, THEREFORE, BE IT RESOLVED, that the Corporation merge Safeway Warehouse, its wholly-owned subsidiary corporation, into itself and assume all of its obligations pursuant to Section 253 of the Delaware General Corporation Law; and
>
> RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, on behalf of the Corporation, to prepare a Certificate of Ownership and Merger setting forth these resolutions to merge Safeway Warehouse into the Corporation, to cause said Certificate of Ownership and Merger to be filed with the Delaware Secretary of State, and to execute such other documents and take such other actions as such officer or officers shall deem necessary, appropriate or advisable in order to effect the transactions contemplated by these resolutions.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/01/1998
981257577 - 2096948

IN WITNESS WHEREOF, SAFEWAY INC. has caused this certificate to be signed by Michael C. Ross, its Senior Vice President this 1st day of July, 1998.

Michael C. Ross,
Senior Vice President

LA_DOCS\124632.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:10 PM 06/17/2004
FILED 09:10 PM 06/17/2004
SRV 040450290 - 2096948 FILE

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

SAFEWAY INC.

SAFEWAY INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: That, a resolution of the Board of Directors (the "Board") of the Corporation setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and directing its officers to submit such amendment to the stockholders of the Corporation for consideration thereof, was duly adopted by the Board at a meeting held on December 11, 2003. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article V of the Corporation's Restated Certificate of Incorporation be amended in its entirety to read as follows, subject to the required consent of the stockholders of the Corporation:

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors consisting of not less than 6 directors nor more than 12 directors, the exact number of directors to be determined from time to time by resolution adopted by the Board of Directors. At each annual meeting of stockholders of the Corporation, all directors shall be elected for a one (1) year term and shall hold office until the next succeeding annual meeting of stockholders and until their successors shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until the next succeeding annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Each director serving on the date of the filing of this certificate of amendment shall hold office until the next succeeding annual meeting of stockholders after such date and until his or her successor shall be elected and shall qualify, subject, however to prior death, resignation, retirement, disqualification or removal from office, notwithstanding that such director may have been elected for a term that extended beyond the date of such annual meeting of stockholders.

SECOND: That, thereafter, at the annual meeting of the stockholders of the Corporation, the necessary number of shares required by statute were voted in favor of the amendment.

THIRD: That, such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SAFEWAY INC. has caused this Certificate of Amendment to be signed by Steven A. Burd, its President and Chief Executive Officer, and attested by Robert A. Gordon, its Senior Vice President & General Counsel, this 15th day of June, 2004.

SAFEWAY INC.

By: ____________________
Steven A. Burd
President and Chief Executive Officer

ATTEST:

By: ____________________
Robert A. Gordon
Senior Vice President & General Counsel

EXHIBIT C

BY-LAWS

OF

SAFEWAY INC.

(AMENDED AND RESTATED AS OF 2/18/05)

(AMENDED 3/31/05 and 3/9/06)

TABLE OF CONTENTS

Page

BY-LAWS OF SAFEWAY INC.

BY-LAWS OF SAFEWAY INC.

ARTICLE I.
OFFICES

Section 1. The registered office shall be in the City of Dover, County of Kent, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II.
MEETINGS OF STOCKHOLDERS

Section 1. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal executive office of the corporation.

Section 2. The annual meeting of stockholders shall be held on such date and at such time and place as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as is properly brought before the meeting in accordance with these By-Laws.

To be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 65 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder to be timely must be so received not later than the close of business on the fifteenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of the corporation which are beneficially owned by the stockholder. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article II, Section 2. The officer of the corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions of this Article II, Section 2, and if he should so determine, he shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted. Written notice of the annual meeting stating the place, date and hour of the annual meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting.

Section 3. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

Section 4. When a quorum is present at any meeting, a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall decide any questions brought before such meeting, unless the question is one upon which by express provisions of the statutes, or the Certificate of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question. In an election of directors that is determined by the Board of Directors to be an uncontested election, each director of the corporation shall be elected by the vote of a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In an election of directors that is determined by the Board of Directors to be a contested election, whether or not such election becomes an uncontested election after such determination, each director of the corporation shall be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. In an election of directors with respect to which plurality voting applies, stockholders shall be given the choice to cast "for" or "withhold" votes for the election of directors, and shall not have the ability to cast any other vote with respect to such election of directors. For purposes of this Section, a (i) "majority of the votes cast" means that the number of votes cast "for" a proposal or a candidate for director must exceed the number of votes cast "against," (ii) "uncontested election" is an election of directors in which the number of nominees is not greater than the number of directors to be elected and (iii) a "contested election" is an election of directors in which the number of nominees is greater than the number of directors to be elected.

Following any uncontested election, any incumbent director who was a nominee and who did not receive the vote of the majority of the votes cast, shall promptly tender to the Nominating and Corporate Governance Committee his or her offer of resignation for consideration by the Board of Directors. Within 60 days following certification of the stockholder vote, the Nominating and Corporate Governance Committee shall recommend to the Board of Directors the action to be taken with respect to such offer of resignation. In determining whether or not to recommend that the Board of Directors accept any resignation offer, the Nominating and Corporate Governance Committee shall be entitled to consider all factors believed relevant by such Committee's members, including any stated reasons for stockholders' "against" votes, whether the underlying cause or causes of the "against" votes are curable, the factors, if any, set forth in the corporation's Corporate Governance Guidelines or other policies that are to be considered by the Nominating and Corporate Governance Committee in evaluating potential candidates for the Board of Directors as such factors relate to each director who has so offered his or her resignation, the length of service of such director, and such director's contributions to the corporation.

The Board of Directors shall act on the Nominating and Corporate Governance Committee's recommendation within 90 days following certification of the stockholder vote and shall notify the director concerned of its decision. In determining whether or not to accept any resignation offer, the Board of Directors shall consider the factors considered by the Nominating and Corporate Governance Committee and any additional information and factors that the Board of Directors believes to be relevant. The Board of Directors shall, within five business days after reaching its decision, publicly disclose the decision, including, if applicable, the reasons for not accepting a resignation offer, by filing with the Securities and Exchange Commission a Current Report on Form 8-K. Notwithstanding the foregoing, if the Board of Directors were to accept all of the offers of resignation then pending, resulting in the corporation having fewer than three directors who were in office before the election of directors, the Board of Directors may determine to extend such 90-day period by an additional 90 days upon the conclusion that such an extension is in the best interests of the corporation.

Any director who tenders his or her resignation pursuant to this Section shall not participate in the Nominating and Corporate Governance Committee recommendation or the Board of Directors action regarding whether to accept such director's resignation offer. If each member of the Nominating and Corporate Governance Committee receives a majority of "against" votes at the same meeting, the Board of Directors shall appoint a committee of independent directors who did not receive a majority of "against" votes at that meeting to consider the resignation offers and make recommendations to the Board of Directors. If no independent directors receive a majority of votes cast at the meeting, the Board of Directors shall act on the resignation offers; provided that no director who has received a majority of "against" votes at the meeting shall participate in or vote on the decision whether to accept or reject such director's resignation offer.

This process relating to nominees for directors who receive a majority of "against" votes will be described in each proxy statement of the corporation pertaining to the election of directors.

Shares represented by proxies that reflect, with respect to a proposal, abstentions or limited voting authority, including "broker non-votes" (i.e. shares held by a broker or nominee which are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal or proposals) shall be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. For purposes of determining the outcome of any proposal, shares represented by such proxies will be treated as not present and not entitled to vote with respect to the proposal or proposals.

Section 5. At each meeting of the stockholders, each stockholder having the right to vote may vote in person or may authorize another person or persons to act for him by proxy (i) appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three years prior to said meeting, unless such proxy provides for a longer period, or (ii) transmitted electronically (including by use of telephone keypad or by the internet), provided that such transmission is suitably authenticated by a unique password or other similar means and is recorded electronically or mechanically. All proxies must be filed with the Secretary of the corporation at the beginning of each meeting in order to be counted in any vote at the meeting. Each stockholder shall have one vote for each share of stock having voting power, registered in his name on the books of the corporation on the record date set by the Board of Directors as provided in Article V, Section 6 hereof.

Section 6. Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 7. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation.

Section 8. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 9. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III.
DIRECTORS

Section 1. The number of directors which shall constitute the whole Board shall be nine (amended 3/31/05). The directors need not be stockholders. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation at the annual meeting may be made at such meeting by or at the direction of the Board of Directors, by any committee of persons appointed by the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Article III, Section 1. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 65 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business of the fifteenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the corporation which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended; and (ii) as to the stockholder giving the notice (a) the name and record address of the stockholder and (b) the class and number of shares of capital stock of the corporation which are beneficially owned by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein. The officer of the corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article III, and each director elected shall hold office until his successor is elected and qualified; provided, however, that unless otherwise restricted by the Certificate of Incorporation or law, any director or the entire Board of Directors may be removed, either with or without cause, from the Board of Directors at any meeting of stockholders by a majority of the stock represented and entitled to vote thereat.

Section 2. Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The property and business of the corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The directors may hold their meetings and have one or more offices, and keep the books of the corporation outside of the State of Delaware.

Section 5. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 6. Special meetings of the Board of Directors may be called by the President on forty-eight hours' notice to each director, either personally or by mail or by telegram; special meetings also shall be called by the President or the Secretary in like manner and on like notice on the written request of the Chairman of the Board, the Lead Independent

Director or any two directors unless the Board consists of only one director; in which case special meetings shall be called by the President or Secretary in like manner or on like notice on the written request of the sole director.

Section 7. At all meetings of the Board of Directors a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these By-Laws. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If only one director is authorized, such sole director shall constitute a quorum.

Section 8. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 9. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

COMMITTEES OF DIRECTORS

Section 10. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each such committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Chapter 1 of the General Corporation Law of the State of Delaware to be submitted to stockholders for approval or adopting, amending or repealing the By-Laws of the corporation.

Section 11. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 12. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings or a stated salary as a committee member.

INDEMNIFICATION

Section 13(a). The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the corporation shall be successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section 13. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 13 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

If a claim for indemnification or payment of expenses under this Section 13 is not paid in full within 90 days after a written claim therefor has been received by the corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

(g) The Board of Directors may authorize, by a vote of a majority of a quorum of the Board of Directors, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section 13.

(h) The Board of Directors may authorize the corporation to enter into a contract with any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than those provided in Section 13.

(i) For the purposes of this Section 13, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 13 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(j) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this section.

(k) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 13 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE IV.
OFFICERS

Section 1. The officers of this corporation shall be chosen by the Board of Directors and shall include a President, a Secretary, and a Treasurer. The corporation may also have at the discretion of the Board of Directors such other officers as are desired, including a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 hereof. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice

President, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-Laws otherwise provide.

Section 2. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall choose the officers of the corporation.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors.

CHAIRMAN OF THE BOARD

Section 6. The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these By-Laws. If there is no President, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article IV.

PRESIDENT

Section 7. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the stockholders. He shall preside at all meetings of the Board of Directors. in which both the Chairman of the Board and the Lead Independent Director are absent. He shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of President and Chief Executive Officer of corporations, and shall have such other powers and duties as may be prescribed by the Board of Directors or these By-Laws.

VICE PRESIDENTS

Section 8. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors.

SECRETARY AND ASSISTANT SECRETARY

Section 9. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these By-Laws. He shall keep in safe custody the seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 10. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, or if there be no such determination, the Assistant Secretary designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

TREASURER AND ASSISTANT TREASURER

Section 11. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 12. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, or if there be no such determination, the Assistant Treasurer designated by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE V.
CERTIFICATES OF STOCK

Section 1. Every holder of stock of the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman or Vice Chairman of the Board of Directors, or the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer or the corporation, certifying the number of shares represented by the certificate owned by such stockholder in the corporation.

Section 2. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 3. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

LOST, STOLEN OR DESTROYED CERTIFICATES

Section 4. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

Section 5. Upon surrender to the corporation, or the transfer agent of the corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders, or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, the Board of Directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 7. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

ARTICLE VI.
GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve.

CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

NOTICES

Section 6. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 7. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ANNUAL STATEMENT

Section 8. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

ARTICLE VII.
AMENDMENTS

Section 1. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such special meeting. If the power to adopt, amend or repeal By-Laws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal By-Laws.

CERTIFICATE OF ASSISTANT SECRETARY

I, the undersigned, do hereby certify:

1. That I am a duly elected and acting Assistant Secretary of Safeway Inc., a Delaware corporation; and

2. That the foregoing By-Laws constitute the By-Laws of said corporation as adopted by the written consent of the Incorporator of said corporation as of July 23, 1986 and as amended on February 18, 2005, March 31, 2005, and March 9, 2006.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 9th day of March, 2006.

/s/ Willie C. Bogan
Willie C. Bogan
Assistant Secretary

CERTIFICATE OF ASSISTANT SECRETARY

I, the undersigned, do hereby certify:

1. That I am a duly elected and acting Assistant Secretary of Safeway Inc., a Delaware corporation; and

2. That the foregoing By-Laws constitute the By-Laws of said corporation as adopted by the written consent of the Incorporator of said corporation as of July 23, 1986 and as amended on February 18, 2005, March 31, 2005, and March 9, 2006.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 9th day of March, 2006.

Willie C. Bogan
Willie C. Bogan
Assistant Secretary

EXHIBIT D

From: Marcy Schmidt [mailto:Marcy.Schmidt@safeway.com]
Sent: Tuesday, November 27, 2007 3:24 PM
To: olmsted7p@earthlink.net; Wilkinson, Kim (SF)
Cc: Laura Donald
Subject: Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Hello,

I am attaching documents pertaining to Stockholder Proposals sent from Safeway Legal Department (Laura Donald) to Mr. Nick Rossi and Mr. Chris Rossi.

Thank you! ☺

Marcy Schmidt
Safeway Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Phone: 925-467-3756 Fax: 925-467-3214

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Marcy Schmidt
Safeway Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415-0249

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Emil Rossi ☐ Agent ☐ Addressee

B. Received by (Printed Name) Emil Rossi

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 0320 0005 0578 1434

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7001 0320 0005 0578 1434

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

11-21-07

Sent To

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415-0249

PS Form 3800, January 2001 See Reverse for Instructions

SAFEWAY

November 27, 2007

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415-0249

BY EMAIL

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2008 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from either of you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

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*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

---

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

From: olmsted [olmsted7p@earthlink.net]

Sent: Tuesday, November 27, 2007 7:28 PM

To: Laura Donald

Cc: Marcy Schmidt

Subject: (SWY) Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Dear Ms. Donald, Do you show Chris Rossi or Stephen C. Rossi as record holder.
Sincerely,
John Chevedden

From: Laura Donald [Laura.Donald@safeway.com]
Sent: Wednesday, November 28, 2007 9:38 AM
To: olmsted
Cc: Marcy Schmidt
Subject: RE: (SWY) Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Dear Mr. Chevedden:

We do not show either of Chris Rossi or Stephen C. Rossi as record holders of Safeway Common Stock.

Laura

Laura A. Donald
Senior Corporate Counsel
Safeway Inc. | Legal Division
5918 Stoneridge Mall Road | Pleasanton, CA 94588-3229
Ph. 925.469.7586 | Fx. 925.467.3214
laura.donald@safeway.com

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, November 27, 2007 7:28 PM
To: Laura Donald
Cc: Marcy Schmidt
Subject: (SWY) Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Dear Ms. Donald, Do you show Chris Rossi or Stephen C. Rossi as record holder.
Sincerely,
John Chevedden

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Thursday, November 29, 2007 7:18 PM
To: Laura Donald
Subject: Rule 14a-8 Proposal (SWY) Broker Letter

Rule 14a-8 Proposal (SWY) Broker Letter
Dear Ms. Donald, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 29, 2007

Nick Rossi
PO Box 249
Boonville, CA 95415

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp, bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split

-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 480 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 29, 2007

Emil Rossi
P.O. Box 249
Boonville, CA 95415-0249

To Emil Rossi:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1,887 shares Gencorp Inc.
9,984 shares Exxon Mobil Corp.

March 21, 2003

5,128 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp.
6,094 shares Allstate Corp.
2,780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp.
1,732 shares Energy East Corp.
1,357 shares Bank of America Corp. 2 for 1 split 8-27-2004
-Now owns 2,714 shares
1,100 shares Great Northern Iron Ore

April 14, 2003

415 shares Occidental Petroleum Corp. DE, split 2 for 1 8-15-2006
-Now owns 830 shares
430 Newmont Mining Corp. New
7,000 shares Mesabi Tr.. CBI
150 shares Marathon Oil Co. – Split 2:1 6-18-2007, now owns 300 shares
1,000 shares PPL Corp., split 2 for 1 8-24-2005
-Now owns 2,000 shares
3,000 shares Plum Creek Timber Co. Inc. REO
1,000 shares Terra Nitrogen Co. LP. COM Unit
800 shares SBC Communications, name changed to AT&T
1887 shares Omnova Solutions Inc.

March 21, 2000

Deposited 196 shares Catellus. He subsequently purchased 304 Catellus on 10-17-2003. An additional 44 shares were deposited 12-18-2003. Upon merger with Prologis, 8-26-2005, 149 shares were prorated to cash and 395 shares were exchanged for .822 shares of Prologis. -Now owns 324 shares Prologis.

July 9, 2003

Purchased 1,000 shares Schering Plough Corp.

Emil Rossi (122-080060-070) - Continued

June 11, 2003

Journal into this account 60 shares PG&E Corp.
Journal into this account 300 shares Pinnacle West Capital Corp.

March 9, 2005

3,287 shares of Sears Roebuck & Co. were tendered to Sears Holding Corp. for all stock. Received 1,304 shares of Sears Holding on 3-30-2005.

June 8, 2005

Purchased 1,000 Merck & Co. Purchased 1,000 shares Merck & Co. 6-15-2005.
-Now owns 2,000 shares

June 29, 2007
Credit of 2564 shares Discover Financial – spin off of Morgan Stanley.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

EXHIBIT E

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

January 9, 2008

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Safeway Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on February 23, 1990, as amended by the Certificate of Amendment, as filed with the Secretary of State on May 14, 1996, the Certificate of Ownership and Merger, as filed with the Secretary of State on November 1, 1996, the Certificate of Amendment, as filed with the Secretary of State on May 12, 1998, the Certificate of Ownership and Merger, as filed with the Secretary of State on July 1, 1998, and the Certificate of Amendment, as filed with the Secretary of State on June 17, 2004, (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> **RESOLVED,** Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

DISCUSSION

You have asked for our opinion as to whether the Proposal, if adopted by the stockholders and implemented by the Company's board of directors (the "Board"), would be valid under the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

I. The Proposal States a Legal Nullity.

Section 211(d) of the General Corporation Law provides:

> Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 Del. C. § 211(d). Stockholders have no default right to call a special meeting under the General Corporation Law. Rather, as Section 211(d) expressly provides, special meetings only may be called by (i) the board of directors or (ii) by such persons authorized by the certificate of incorporation or the bylaws. Here, Article VIII of the Certificate of Incorporation and Article II, Section 6 of the Bylaws authorize stockholders owning a majority of the Company's entire capital stock issued and outstanding, and entitled to vote to call a special meeting of stockholders. Therefore, the right of stockholders owning a majority of the Company's stock to call a special meeting is part of the applicable law—the General Corporation Law and the Certificate of Incorporation and Bylaws—with respect to the Company.

The Proposal asks that there be "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." As explained in the previous paragraph, applicable law with respect to the Company provides that stockholders owning a majority of the Company's stock may call a special meeting. Contrary to the suggestion in the Proposal, however, there are no restrictions that have been placed on the right of stockholders owning a majority of the Company's stock to call a special meeting. The Certificate of Incorporation and Bylaws do not restrict any right of stockholders to call a special meeting; to the contrary, they confer that right on the holders of a majority of the Company's entire capital stock. Therefore, because the Proposal calls for the removal of "restrictions" that do not exist, the Proposal states a legal nullity and is not cognizable under Delaware law.

If what the Proposal intends to request is not the removal of nonexistent restrictions, but rather the implementation of amendments to the Certificate of Incorporation and Bylaws to confer on stockholders owning less than a majority of the Company's stock the right to call a special meeting, then complying with this request would violate Delaware law. The majority ownership requirement for calling special meetings is set forth in both the Bylaws and the Certificate of Incorporation. As explained in Section II below, requesting the Board to amend just the Bylaws to reduce the majority ownership requirement with respect to calling special meetings would create a conflict between the Bylaws and the Certificate of Incorporation, and thus would violate Delaware law. As explained in Section III below, requesting the Board to amend the Certificate of Incorporation would violate Delaware law because the Board does not have the power unilaterally to amend the Certificate of Incorporation.

II. The Proposal Would Require the Board to Adopt Amendments to the Bylaws that Would Conflict with the Certificate of Incorporation.

Because the Proposal purports to require the Board to adopt amendments to the Bylaws that would conflict with the Certificate of Incorporation, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law. Under Delaware law, a bylaw may not conflict with a provision of the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . .") (emphasis added). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). In Centaur Partners, the Delaware Supreme Court held that a proposal for a bylaw to be adopted by stockholders that provided that it "is not subject to amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority as provided for in the certificate of incorporation to amend the bylaws and hence would be invalid even if adopted by the stockholders. Centaur Partners, 582 A.2d at 929.

The Proposal purports to require the Board to amend the Bylaws "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting"—that is, the Proposal would require the Board to amend the Bylaws to provide all stockholders with the right to call a special meeting. To the extent the Board approved any amendments to the Bylaws that would effect this arrangement, any such provisions of the Bylaws would be in direct conflict with the Certificate of Incorporation. Article VIII of the Certificate of Incorporation addresses special meetings of the Company's stockholders. Specifically, Article VIII provides:

> Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote.

In light of the express language in the Certificate of Incorporation setting forth a majority ownership requirement with respect to the right of stockholders to call a special meeting, there is no action the Board can lawfully take to amend the Bylaws to alter that requirement, as contemplated by the Proposal. Any bylaw adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. See 8 Del. C. § 109(b); see also Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) ("holding that a bylaw amendment having the effect of authorizing the directors of a non-stock membership corporation to remove and replace members was invalid on the grounds that it conflicted with the election mechanism set forth in the certificate of incorporation providing only the members with the right to select their successors"). Thus, the Proposal, if approved by the stockholders and implemented by the Board, would violate the Certificate of Incorporation and would therefore contravene the General Corporation Law.[1]

III. The Proposal Would Require the Board to Unilaterally Amend the Certificate of Incorporation.

The Proposal, if adopted by the stockholders, would be invalid under Delaware law because it would require the Board to amend the Certificate of Incorporation without submitting such amendment to a stockholder vote and having such amendment adopted by the requisite stockholder vote. The Proposal requires the "board to amend [the Company's] bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."[2]

Under the General Corporation Law, the Board may not unilaterally amend the Certificate of Incorporation. Any such amendment could only be effected through an

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[1] The Proposal would also be invalid to the extent that it attempts to place "no restriction" on stockholders' ability to call a special meeting. Even if the Certificate of Incorporation and Bylaws provided all stockholders of the Company with the right to call a special meeting, the General Corporation Law would place restrictions on this right. For example, Section 222(b) requires that written notice be given to all stockholders entitled to vote, at least ten and no more than sixty days prior to the scheduled date of the meeting. 8 Del. C. § 222(b). Also, Section 222(a) limits the business of the special meeting to the purpose set forth in the notice. See id. § 222(a); Catalano v. Trans World Corp., 1979 WL 4639, at *1 (Del. Ch. Sept. 19, 1979) ("[I]t is clearly established under Delaware law that the business to be transacted at a special meeting of stockholders be limited to [the] notice."). These requirements are not alterable by bylaw or otherwise.

[2] The Certificate of Incorporation would be considered a "governing document" of the Company under Delaware law. See In re Walt Disney Co. Deriv. Litig., 907 A.2d 693, 741 (Del.Ch. 2005) ("In addition to opining on the core issues in this case, another key area of Professor DeMott's report (and the corresponding testimony) that is of no value to the Court is her interpretation of the Company's certificate of incorporation, bylaws, and board committee charters. Interpretation of the Company's internal governing documents is a matter exclusively for the Court." (footnotes omitted)).

amendment to the Certificate of Incorporation adopted in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see Balotti & Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Contrary to this statutory construct, the Proposal would require the Board to amend the Certificate of Incorporation to eliminate or modify Article VIII unilaterally and in excess of its authority under the General Corporation Law. Because the implementation of the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to provide all stockholders with the right to call a special meeting, the Company could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must

> occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2005) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-18-9 (2005 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[3]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in the

[3]See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability."); 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

1990 case of Paramount Communications, Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams v. Geier, 671 A.2d at 1380–81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face"); cf. Kahn v. Lynch Communication Systems, Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'" (quoting Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1344 (Del. 1987)). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[4] Because the Board owes a fiduciary duty to the Company and

[4] The Court of Chancery, however, has held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders what is advisable and in the best interests of the corporation and its stockholders—as was the case in

"all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis should apply to the board's duty to consider the advisability of an amendment to the certificate of incorporation prior to submitting it to a stockholder vote.

In summary, the Board cannot amend the Bylaws or any other governing document that would have the effect of providing all stockholders of the Company with the right to call a special meeting. The Proposal states a legal nullity in that it requests that there be no restriction on a stockholder's right to call a special meeting as compared to the standard allowed by applicable law. The General Corporation Law, however, does not give stockholders the right to call a special meeting and the Company's Certificate of Incorporation and Bylaws do not place restrictions on the ability of holders of a majority of stock to call a special meeting. Furthermore, any bylaw providing all stockholders of the Company with the right to call a

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Unisuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

special meeting would be inconsistent with the Certificate of Incorporation and would thus be void. Providing all Company stockholders with the right to call a special meeting would require an amendment to the Certificate of Incorporation, and the Board does not have the power unilaterally to effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton + Finger, P.A.

SMR/DS

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Safeway Inc. (SWY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

This responds to the company January 9, 2008 no action request.

1) Regarding the implemented argument:
The high threshold of more than 50% of shares is fundamentally a restriction. The 50% threshold is a restriction particularly compared to the forty-five companies in the S&P 500 that have a 10% threshold for shareholders to call a special meeting.

This type of company argument would seem to be equally valid, or equally invalid, if the company had a 99% threshold, and then argued that the 99% threshold was not a restriction.

2) Regarding the false argument:
The company argument is flawed by not addressing how a 50% threshold could purportedly not be considered a restriction compared to a 10% threshold. The company argument continues to insist that it has "no restriction.".

3) Regarding the power argument:
Similar text, that the board adopt or amend, was used in shareholder proposals submitted to 9 large-cap companies for 2007 on the topic of cumulative voting. The result was that none of these 9 companies contested the similar text – that the board act to adopt or amend. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent to file no action requests. This same text then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text in this proposal "Shareholders ask our board to amend our bylaws ..." is *implicit* in stating that the board is requested to "take all the steps in their power" to amend the bylaws in regard to special meetings. And that the 9 companies that published the 9 rule 14a-8 proposals and the shareholders who cast the 6 billion yes-votes understood to "take all the steps in their power" was implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent had the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Safeway did not give its proponent the opportunity to add similar text and instead filed a no action request.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used similar Board adopt or amend text of this proposal to Safeway. The proponent response to the Alaska Air no action request made these two points:

> 1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."
>
> 2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

> 1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?
>
> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders ask our Board to *take all the steps in their power* to amend our bylaws ..." or "Shareholders ask our Board to *take the steps necessary* to amend our bylaws ..." similar to this 2007 Staff Reply Letter (bold and italics added):

> [STAFF REPLY LETTER]
>
> August 29, 2007
>
> Response of the Office of Chief Counsel Division of Corporation Finance
>
> Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Laura Donald <Laura.Donald@safeway.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 9, 2008

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Safeway relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END